# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ETHAN ALLEN INTERIORS INC, CIK 0000896156
CUSIP: 297602104
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 25 LAKE AVENUE EXT., DANBURY, Connecticut (CT), 06811
Date of event which requires filing of this statement: 08/25/2026
Filed by CIK 0001472520
Persons authorized to receive notices and communications: DOUGLAS G. BERGERON, DGB INVESTMENT, INC., 7522 Glenwild Dr., Park City, Utah (UT), 84098, 408-232-7801; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- DGB Investment, Inc. (CIK 0001472520): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,050,000; sole dispositive power 0; shared dispositive power 1,050,000; aggregate amount beneficially owned 1,050,000 (4.1% of the class)
- Douglas Bergeron Qualified Personal Residence Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 90,000; sole dispositive power 0; shared dispositive power 90,000; aggregate amount beneficially owned 90,000 (0.4% of the class)
- Bergeron Nieces and Nephews Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 135,000; sole dispositive power 0; shared dispositive power 135,000; aggregate amount beneficially owned 135,000 (0.5% of the class)
- Douglas G. Bergeron (CIK 0001298718): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,275,000; sole dispositive power 0; shared dispositive power 1,275,000; aggregate amount beneficially owned 1,275,000 (5% of the class)
- Jennifer M. Harrison: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 25,000; shared voting power 0; sole dispositive power 25,000; shared dispositive power 0; aggregate amount beneficially owned 25,000 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: ETHAN ALLEN INTERIORS INC
Address of issuer's principal executive offices: 25 LAKE AVENUE EXT., DANBURY, Connecticut (CT), 06811

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated as follows:

This statement is filed by:

(i) DGB Investment, Inc., a Delaware corporation ("DGB Investment"), with respect to the shares of Common Stock, $0.01 par value (the "Shares") of Ethan Allen Interiors Inc. (the "Issuer") directly owned by it;

(ii) Douglas Bergeron Qualified Personal Residence Trust (the "Residence Trust"), with respect to the Shares directly owned by it;

(iii) Bergeron Nieces and Nephews Trust (the "Nieces and Nephews Trust"), with respect to the Shares directly owned by it;

(iv) Douglas G. Bergeron, as the sole officer, director and shareholder of DGB Investment, trust advisor for each of Residence Trust and Nieces and Nephews Trust and as a nominee for election to the board of directors of the Issuer (the "Board"); and

(v) Jennifer M. Harrison, with respect to the Shares directly owned by her. Ms. Harrison is the spouse of Mr. Bergeron.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Amended and Restated Group Agreement (the "Amended and Restated Group Agreement"), as defined and described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. In connection with the entry into the Amended and Restated Group Agreement, Lindsay C. O'Reilly is no longer a member of the Schedule 13(d) group.
Residence or business address:
Item 2(b) is hereby amended and restated as follows:

The principal business address of each of the Reporting Persons is 7522 Glenwild Dr., Park City, UT 84098.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated as follows:

The principal business of DGB Investment is serving as a diversified holding company of investments. The principal business of each of Residence Trust and Nieces and Nephews Trust is serving as a trust entity to hold and administer assets for the benefit of beneficiaries. The principal occupation of Mr. Bergeron is serving as President of DGB Investment. The principal occupation of Ms. Harrison is practicing as a psychotherapist.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated as follows:

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated as follows:

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated as follows:

Each of DGB Investment, Residence Trust and Nieces and Nephews Trust is organized under the laws of the State of Delaware. Mr. Bergeron is a citizen of the United States of America and Canada. Ms. Harrison is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The Shares purchased by each of DGB Investment, the Residence Trust and the Nieces and Nephews Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 1,050,000 Shares owned directly by DGB Investment is approximately $22,865,537, including brokerage commissions.

The aggregate purchase price of the 90,000 Shares beneficially owned by Residence Trust is approximately $2,083,749, including brokerage commissions.

The aggregate purchase price of the 135,000 Shares beneficially owned by the Nieces and Nephews Trust is approximately $3,094,824, including brokerage commissions.

The Shares purchased by Ms. Harrison were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 25,000 Shares owned directly by Ms. Harrison is approximately $592,403, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On August 19, 2026, the Issuer's counsel advised counsel for DGB Investment that in January 2026, the Board had purportedly reduced the size of the Board from six to five directors. The Issuer has never publicly disclosed this reduction in Board size, and such information contradicted information that a member of the Issuer's senior management had previously shared with a representative of DGB Investment. To ascertain whether the undisclosed reduction in the size of the Board was properly considered and enacted in accordance with the Board's fiduciary duties to stockholders, on August 25, 2026, DGB Investment delivered a books and records demand pursuant to Section 220 of the Delaware General Corporation Law (the "Books and Records Demand") to the Issuer. The Books and Records Demand requests, among other things, the Board's corporate records with respect to any reduction in the number of directors on the Board, in a format that preserves and provides all relevant metadata.

On August 27, 2026, in reliance upon the Issuer's counsel's representation that the Board had reduced its size in January 2026, DGB Investment delivered a letter to the Issuer withdrawing its nomination of Ms. O'Reilly for election to the Board at the 2026 Annual Meeting in order to conform with the requirements of Rule 14a-19 under the Securities Exchange Act of 1934, as amended. DGB Investment expressly reserves all rights pending the Issuer's production of records responsive to the Books and Records Demand.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Persons is based upon 25,446,339 Shares outstanding as of April 22, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 29, 2026.

A. DGB Investment
As of the date hereof, DGB Investment beneficially owned 1,050,000 Shares.
Percentage: Approximately 4.1%

B. Residence Trust
As of the date hereof, Residence Trust beneficially owned 90,000 Shares.
Percentage: Approximately 0.4%

C. Nieces and Nephews Trust
As of the date hereof, Nieces and Nephews Trust beneficially owned 135,000 Shares.
Percentage: Approximately 0.5%

D. Mr. Bergeron
Mr. Bergeron, as President and sole stockholder of DGB Investment, may be deemed to beneficially own the 1,050,000 shares directly beneficially owned by DGB Investment. As trust advisor for each of the Residence Trust and the Nieces and Nephews Trust, Mr. Bergeron has sole voting and dispositive power over the Shares held in the Residence Trust and the Nieces and Nephews Trust and thus may be deemed to beneficially own the 90,000 Shares directly beneficially owned by the Residence Trust and the 135,000 Shares directly beneficially owned by the Nieces and Nephews Trust.
Percentage: Approximately 5.0%

E. Ms. Harrison
As of the date hereof, Ms. Harrison beneficially owned 25,000 Shares.
Percentage: Approximately 0.1%

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 1,300,000 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 5.1% of the Shares outstanding. Each Reporting Person disclaims beneficial ownership of the Shares that he, she or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

DGB Investment:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,050,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,050,000

Residence Trust:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 90,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 90,000

Nieces and Nephews Trust:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 135,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 135,000

Mr. Bergeron:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,275,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,275,000

Ms. Harrison:
1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

As previously disclosed, DGB Investment purchased from Nomura Global Financial Products Inc. certain over-the-counter American-style call options (the "Call Options") that gave DGB Investment the right to purchase up to 275,000 Shares, of which 150,000 Shares had a strike price of $20.7561 and 125,000 Shares had a strike price of $20.1526, and each with an expiration date of November 20, 2026. On August 25, 2026, DGB Investment exercised all of the Call Options. Accordingly, DGB Investment no longer has any exposure to the Call Options.

On August 27, 2026, DGB, Ms. Harrison, Anna Brockway, Kristine Miller, Stephen Oblak and Stefanie Tsen Ward (collectively, the "Group") entered into the Amended and Restated Group Agreement with respect to the Issuer pursuant to which, among other things, (a) that certain group agreement, dated August 5, 2026, is superseded in its entirety, (b) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (c) the Group agreed to solicit proxies for the election of the Nominees at the 2026 Annual Meeting, (d) each of the Nominees (other than Mr. Bergeron) agreed that he or she will not undertake or effect any purchase, sale, acquisition or disposition of any securities of the Issuer without the prior written consent of DGB and (e) DGB shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agrees to pay directly all such pre-approved expenses. The Amended and Restated Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The previously disclosed nominee agreements between Ms. O'Reilly and DGB were terminated pursuant to their terms.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

99.1 - Amended and Restated Group Agreement, dated August 27, 2026

## Signatures
- DGB Investment, Inc.: /s/ Douglas G. Bergeron, Douglas G. Bergeron, President (08/27/2026)
- Douglas Bergeron Qualified Personal Residence Trust: /s/ Douglas G. Bergeron, Douglas G. Bergeron, Trust Advisor (08/27/2026)
- Bergeron Nieces and Nephews Trust: /s/ Douglas G. Bergeron, Douglas G. Bergeron, Trust Advisor (08/27/2026)
- Douglas G. Bergeron: /s/ Douglas G. Bergeron, Douglas G. Bergeron (08/27/2026)
- Jennifer M. Harrison: /s/ Jennifer M. Harrison, Jennifer M. Harrison (08/27/2026)